May 24, 2005

Mr. George F. Ohsiek, Jr., Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Harvey Electronics, Inc.
         File No. 1-04626
         Comment letter on Form 10K for the fiscal year ended October 30, 2004 and Form 10-Q for the first quarter ended January 29, 2005

Dear Mr. Ohsiek, Jr.:

This letter is in response to your letter dated May 2, 2005 (the "Letter"). We thank you for your prompt review of our initial response letter and we are grateful for the extension of time granted for this follow up. We understand the purpose of your letter and look forward to improving and enhancing our future filings with the Commission. We respectfully submit this response to your follow up questions.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 30, 2004

1.  Description of Business and Summary of Significant Accounting Policies
--------------------------------------------------------------------------

General
-------

1. We have reviewed your response to prior comment 10, noting that you exclude warehousing and distribution network costs from cost of goods sold. Please confirm that you will disclose in MD&A the amount of these costs excluded from cost of goods sold to the extent that they are material to your operating results. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

In connection with this disclosure, we will disclose in MD&A the amount of warehousing and distribution network costs excluded from the Company's cost of goods sold. As previously noted, we will also expand MD&A to note that the Company's gross profit margin may not be comparable to other reporting electronics retailers as other entities may include these costs in their cost of goods.

Income Per Share
----------------

2. We have reviewed your response to our prior comment 12. Please show us supplementally the disclosures related to the restated diluted earnings per share amounts for 2003 and 2004 that you would propose to include in your 2005 Form 10-K. Such disclosure should include a discussion of the nature of the error in the historical financial statements as well as a table showing the previously reported and restated amounts. Also tell us whether you intend to label the 2003 and 2004 statements of operations as restated, and if not, provide us your justification.

As previously noted, after our recalculation of the diluted earnings per share calculation, we noticed that the per share amounts as originally recorded were conservatively presented at $.30 and $.06 for fiscal years 2004 and 2003, respectively. The corrected diluted net income per share was $.32 and $.07 for fiscal years 2004 and 2003, respectively. The per share amounts as originally reported are not materially different than the recalculated amounts and only affect the fully diluted earnings per share calculation. Due to the immaterial nature of the restated diluted per share amounts, we would not label the 2004 and 2003 statements of operations as restated. We do agree that the following supplemental disclosure will include the nature of the error and will disclose the diluted per share amounts as previously reported. We respectfully present the supplemental disclosure as follows:

         Proposed 2005 Earnings Per Share Supplemental Disclosure

         Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per share excludes the dilutive effects of options and convertible preferred stock. Diluted earnings per share includes only the dilutive effects of common stock equivalents such as stock options and convertible preferred stock.

         The following table sets forth the computation of basic and diluted earnings per share pursuant to SFAS No. 128. Per share amounts for the diluted net income per share calculation were restated for fiscal years 2004 and 2003 to properly reflect the assumed conversion of the Company's convertible preferred stock and the related impact on income available to common stockholders.



                                                        2005             2004             2003
                                                        ----             ----             ----
Numerator:
Net income                                           $x,xxx,xxx       $1,273,900         $287,041
Dividends on convertible preferred stock                 xx,xxx          (70,295)         (70,295)
                                                         ------          --------         --------
Numerator for basic earnings per share -
   income attributable to common
   stockholders                                                        1,203,605          216,746
                                                      x,xxx,xxx
Effect of dilutive securities:
    Dividends on convertible preferred stock
                                                         xx,xxx           70,295           70,295
                                                         ------           ------           ------
Numerator for diluted earnings per share -
   income available to common stockholders
   after assumed conversion                          $x,xxx,xxx       $1,273,900         $287,041
Denominator:
Denominator for basic earnings per share -
   weighted average shares outstanding
   during the period                                  x,xxx,xxx        3,324,525        3,324,525
Effect of dilutive securities:
   Stock options                                         xx,xxx           38,408           38,971
   Convertible preferred stock                          xxx,xxx          670,559          502,919
                                                        -------          -------          -------

Denominator for diluted earnings per share
   - adjusted weighted average shares and
   assumed conversions                                 x,xxx,xxx       4,033,492        3,866,415
                                                       =========       =========        =========

Basic net income per share                                    $.xx             $.36             $.07
                                                              ====             ====             ====
Diluted net income per share                                  $.xx             $.32             $.07
                                                              ====             ====             ====

As originally reported:
Basic net income per share                                    $.xx             $.36             $.07
Diluted net income per share                                  $.xx             $.30             $.06


Such per share amounts, as originally reported, were not materially different from the restated amounts presented above and only affected the fully diluted income per share calculation. As a result, the diluted income per share amounts on the Company's Statements of Operations for fiscal years 2004 and 2003 were restated.

Options and warrants totaling xxx,xxx in 2005, 674,828 in 2004 and 931,637 in 2003 were excluded from our earnings per share computations as their effects would have been anti-dilutive.

Advertising Expense
-------------------

3. We have reviewed your response to prior comment 13. As previously requested, please confirm that you will disclose in the footnotes the gross amounts of advertising expenses and cooperative advertising reimbursements for each period presented. Also, with respect to the manufacturer rebates you receive based on volume buying levels, please disclose whether you record the rebates as progress is made toward earning them or whether they are only recognized upon achievement of milestones.

In future filings, we will disclose in the footnotes to the financial statements the gross amounts of advertising expense and cooperative advertising reimbursements for each period presented.

Manufacturer rebates received by the Company are recorded based on the quarterly estimated progress in earning such rebates. The Company's estimates to record these rebates are based on historical information and current programs with such vendors. There have been no significant adjustments to the Company's estimates relating to these manufacturer rebates, in the aggregate, over the past several years. In future filings, the Company will disclose this method of recording rebates in the notes to its financial statements.

8.5% Cumulative Convertible Preferred Stock
-------------------------------------------

4. We have reviewed your response to prior comment 14. Please supplementally provide us with the disclosures you intend to provide in your next Form 10-Q and 10-K regarding the beneficial conversion feature error adjustment. Please also revise your future filings to disclose in detail the nature of these types of terms in your debt and equity instruments and how the terms of these instruments affect your accounting.

The following supplemental disclosure will be made in the notes to the financial statements for the Company's second quarter Form 10-Q for the fiscal quarter ended April 30, 2005, as well as in Form 10-K for fiscal 2005:

Beneficial Conversion of Preferred Stock
----------------------------------------

875 shares of 8.5% convertible preferred stock were originally issued in conjunction with the Company's reorganization, effective October 26, 1996. As specified in the Company's By-laws, the preferred stock has a conversion feature.

Prior to January 1, 2001, 50% of the preferred stock was convertible at a price of $6.00 per share and 50% of the preferred stock was convertible at $7.50 per share. Commencing January 1, 2001, each share of preferred stock became convertible into shares of common stock at a conversion price equal to the average of the closing bid price of one share of common stock over the 45 trading days preceding January 1, 2001, if traded on the NASDAQ SmallCap Market. This new conversion price was set at $1.2333 on January 1, 2001.

When the preferred stock was issued in October 1996, the conversion reset provision at January 1, 2001 represented a contingent event. In accordance with EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, Issue 7, paragraph 23, the Company has determined that a beneficial conversion feature existed at the issuance date. In accordance with EIFT No. 00-27, the Company recalculated the intrinsic value of the conversion feature, which was reset on January 1, 2001, and has determined that retained earnings should have been reduced by $711,000, while additional paid-in capital should have been increased by the same amount in fiscal 2001. This adjustment ultimately had no effect on shareholders' equity or earnings. In fiscal 2001, the $711,000 would have been recorded as a dividend to the preferred shareholders and would have impacted the loss per share applicable to common shareholders. In fiscal 2001, the Company reported a loss and, as a result, the loss per share applicable to common shareholders would have been increased to $.62 per share from $.40 per share. As this adjustment only impacted certain components of shareholders' equity, having no effect on total equity and no effect on earnings, the Company corrected the equity accounts in the second quarter of fiscal 2005, and additionally in the balance sheet as of October 30, 2004, for comparative purposes. Financial statements prior to fiscal year 2004 were not restated.

In future filings, we will disclose in detail the nature of any convertible debt or equity instruments and how the nature of these instruments could affect the Company's financial statements.

We thank you again for your patience and cooperation as well as your consideration of the above responses. We look forward to working with you and your staff in concluding your review.

Sincerely,



/s/ Franklin C. Karp
--------------------
Franklin C. Karp
Chief Executive Officer/President